UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras releases teaser of the Pará-Maranhão Basin

Rio de Janeiro, February 3, 2020 – Petróleo Brasileiro S.A. – Petrobras reports that it has started the opportunity disclosure stage (teaser), referring to the sale of part of its equity interest in exploratory blocks, belonging to the BM-PAMA-3 and BM-PAMA-8 concessions, located in the Pará-Maranhão Basin.

Petrobras is the operator of the blocks, with 100% stake in the BM-PAMA-3 concession and 80% stake in the BM-PAMA-8 concession, in partnership with Sinopec Exploration and Production Brazil (Sinopec), which holds the remaining 20%. The divestment will be up to 50% in the BM-PAMA-3 concession and up to 40% in the BM-PAMA-8 concession. Sinopec may exercise its pre-emptive right in the BM-PAMA-8 concession to acquire Petrobras’ stake.

The teaser, which includes key information about the opportunity, as well as the eligibility criteria for selection of potential participants, is available on the Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers.

The main subsequent stages of the project will be reported to the market in due course.

This disclosure complies with the Petrobras’ divestment guidelines and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at maximizing value for its shareholders.

About the exploratory blocks

BM-PAMA-3 concession is from the 3rd ANP Bid Round and is currently in the Appraisal Phase, due to the discovery made in well 1-BRSA-903-PAS (Harpia).

BM-PAMA-8 concession, which comprises the PAMA-M-192 and PAMA-M-194 blocks, was acquired in the 6th ANP Bid Round. It currently belongs to the consortium formed by Petrobras (operator - 80%) and Sinopec (20%) and is in the 2nd Exploratory Period.

The concessions present a reduced exploratory commitment with the potential to prove significant volumes and establish position in a new frontier area.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer